Exhibit (a)(1)(C)

NOTICE TO WITHDRAW TENDER OF OPTIONS TO PURCHASE TRC COMPANIES, INC. COMMON STOCK PURSUANT TO THE OFFER TO EXCHANGE

DATED SEPTEMBER 23, 2010

The offer and withdrawal rights expire at 5:00 p.m., New York time, on October 29, 2010, unless the offer is extended.

To:

TRC Companies, Inc.

Attn:  Patricia Hampson
21 Griffin Road North

Windsor, Connecticut 06095
Fax: 860-298-6323

Email: phampson@trcsolutions.com

Delivery of this notice to withdraw tender to an address other than as set forth above or transmission via facsimile to a number other than as set forth above will not constitute a valid delivery.

I previously received a copy of the Offer to Exchange dated September 23, 2010, the related Letter of Transmittal and this Notice to Withdraw Tender (all of which together, as may be amended from time to time, constitute the “offer”). I elected to participate in the offer and delivered the Letter of Transmittal, in which I tendered my options to purchase common stock of TRC Companies, Inc. (the “Company”). I hereby irrevocably withdraw that tender and reject the offer to exchange my options.

I understand that by rejecting the offer, I will not receive any replacement restricted stock units or cash payment pursuant to the offer, and I will keep the options that I previously tendered pursuant to the Letter of Transmittal, unless prior to the expiration date of the offer I deliver another Letter of Transmittal with respect to those options that is clearly dated after the date of this Notice, in accordance with the terms and conditions of the offer. The withdrawn options will continue to be governed by the stock option plan under which they were granted and by the existing option agreements between the Company and me. I waive any right to receive any notice of the acceptance of this Notice to Withdraw Tender, except as provided for in the Offer to Exchange.

SIGNATURE OF OWNER

Date:	Time:

(Signature of Option Holder or Authorized Signatory)

Name:
(Please Print)

INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.             Delivery of Notice to Change Election From Accept to Reject.

A properly completed and duly executed Notice to Withdraw Tender (this “Notice”), and any other documents required by this Notice, must be received by the Company at its address set forth on the first page of this Notice on or before the expiration date of the offer.

The method by which you deliver any required documents is at your option and risk, and the delivery will be deemed made only when actually received by the Company. In all cases, you should allow sufficient time to ensure timely delivery.

By delivering this Notice, you will withdraw your tendered options and reject participation in the offer. Tenders of options made pursuant to the offer may be withdrawn at any time prior to the expiration date of the offer. If the offer is extended by the Company beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer.  Withdrawals may not be rescinded and any options withdrawn will thereafter be deemed not properly tendered for purposes of the offer, unless such withdrawn options are properly re-tendered prior to the expiration date of the offer by delivering another Letter of Transmittal following the procedures set forth in the Offer to Exchange and the Letter of Transmittal. By signing this Notice to Withdraw Tender, you waive any right to receive any notice of the withdrawal of the tender of your options, except as provided for in the Offer to Exchange.

DELIVERY OF THIS NOTICE WILL WITHDRAW ALL OF YOUR PREVIOUSLY TENDERED OPTIONS.